UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-38748

MOGU Inc.

Mingqi Center, 8/F

Building No. 1

No. 666 Zhenhua Road

Xihu District, Hangzhou, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Change in Registrant’s Certifying Accountant

MOGU Inc. (the “Company”) dismissed PricewaterhouseCoopers Zhong Tian LLP (the “Former Auditor”) on November 13, 2025 and appointed Marcum Asia CPAs LLP (the “Successor Auditor”) as successor auditor of the Company on November 13, 2025. The dismissal of the Former Auditor and the appointment of the Successor Auditor have been considered and approved by the Company’s Audit Committee.

The reports of the Former Auditor on the consolidated financial statements of the Company for the fiscal years ended March 31, 2025 and March 31, 2024 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended March 31, 2025 and March 31, 2024 and the subsequent interim period through November 13, 2025, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F) with the Former Auditor on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference thereto in their reports on the financial statements for such years; and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v)(A) through (D) of Form 20-F), other than the material weaknesses related to the Company’s internal control over financial reporting, including (x) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review the Company’s consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, (y) lack of sufficiently designed control on the reconciliations of significant account balances and transactions between the accounting system and the operation systems, and (z) lack of periodic review of high-risk activities in the accounting system, including the super user account’s operations and program and data changes, as disclosed in Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2025 filed with the U.S. Securities and Exchange Commission on July 31, 2025. These material weaknesses have been discussed between the Audit Committee of the Company and the Former Auditor. The Company has authorized the Former Auditor to respond fully to the inquiries of the Successor Auditor concerning the subject matter of these material weaknesses.

The Company provided the Former Auditor with a copy of this current report on Form 6-K and requested that the Former Auditor provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the Former Auditor’s letter is furnished as Exhibit 99.1 to this current report on Form 6-K.

During the Company’s fiscal years ended March 31, 2025 and March 31, 2024 and the subsequent interim period through November 13, 2025, neither the Company nor anyone on its behalf have consulted with the Successor Auditor on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements , and no written report nor oral advice was provided to the Company that the Successor Auditor concluded was an important factor that the Company consider in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. MOGU may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F, the 6-K and other documents filed with the SEC. All information provided in this announcement is as of the date of this announcement, and MOGU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Christian Arnell

Phone: +852-2232-3980

E-mail: christian.arnell@christensencomms.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Exhibits Index

Exhibit No.	Description
99.1	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission, dated November 13, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGU Inc.

By:	/s/ Qi Chen
Name:	Qi Chen
Title:	Chairman

Date: November 13, 2025